

4th Quarter 2010
Earnings Release

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q's as of March 31, 2010, June 30, 2010 and September 30, 2010, which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2009 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.4 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 112 banking offices + Pittsburgh Business Loan Office

  - 132 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

An Expanding Franchise in Contiguous Markets: 112 banking offices


Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Huntington
Frankfort
Lexington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved

- Ranked #1-3 in deposit market share in 14 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/09 Deposit Market Share Data

WesBanco

Summary – Income Statement ($ 000's)

	12/31/10	9/30/10	6/30/10	3/31/10	12/31/09
Net Interest Income	$42,326	$41,986	$41,148	$40,633	$40,565
Non-Interest Income	$14,997	$14,976	$14,585	$15,041	$17,288
Non-Interest Expense	$35,511	$35,681	$34,567	$35,394	$37,585
Provision for Credit Losses	$9,625	$11,778	$11,675	$11,500	$14,353
Net Income to Common Shareholders	$10,310	$9,153	$8,238	$7,910	$7,297
Earnings Per Share-diluted	$0.39	$0.34	$0.31	$0.30	$0.27

WesBanco

Net Interest Margin & Efficiency Ratio



ROAA: Pre-Tax, Pre-Provision, Pre-TARP*



*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco

Summary – Capital Ratios %



*See non-GAAP measures for additional
information relating to the calculation of this item.

Securities Portfolio – Quality & Liquidity

Securities = $1.43 B
~26.6% of total assets



- Average portfolio yield of 3.92% at 12/31/10.

- WAL approx. 4.4 years.

- Over 55% unpledged.

- Minimal private label CMO's, equities or corporate/ABS securities.

- Net unrealized securities gains of $7.8 million at 12/31/10.

WesBanco

Municipal Bond Portfolio Characteristics

- Portfolio comprised of $470 million of tax exempts and taxable Build America Bonds.

- Approximately 88% are local issuers.

- G.O.'s are 74% of total; 26% revenue bonds.

- 96% rated, with 76% rated AA (or its equivalent) or higher. Only 8.2% below A – all are investment grade.

- About 55% in held to maturity – longer dated maturities.

- Average tax equivalent yield – 5.8%; average life approximately 6.6 years.

- Average size of each issue is $613 thousand. Issuer limit of $3 million.

WesBanco®

Diversified Loan Portfolio

Total Portfolio Loans = $3.29 B


Comm. & Ind.
13%
Consumer
8%
Comm. Real
Estate, 53%
HELOC, 8%
Res. Real Estate,
18%

Comm. Real Estate = $1.76 B


Const & Dev.
9%
Investor-
Owned
57%
Owner-
Occupied
34%

WesBanco®

Summary – Loan Quality

	12/31/10	9/30/10	6/30/10	3/31/10	12/31/09
Non-accrual loans	$48,820	$53,578	$65,083	$68,439	$65,273
NPA's & Loans 90 Days Past Due – ($ 000's)	$112,055	$105,003	$105,449	$110,587	$94,227
NPA's & Loans 90 Days Past Due - %	3.16%	2.91%	2.92%	2.99%	2.46%
Allowance for Loan Losses / Total Loans - %	1.86%	1.78%	1.92%	1.91%	1.76%

WesBanco®

Non-GAAP Financial Measures

Tangible equity to tangible assets

	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4Q'10
Total shareholder's equity	$ 592,335	$ 588,716	$ 596,473	$ 604,714	$ 608,287	$ 606,863
Less: goodwill & other intangible assets	(289,087)	(288,292)	(287,593)	(286,908)	(286,228)	(285,559)
Tangible equity	303,248	300,424	308,880	317,806	322,059	321,304
Total assets	5,561,091	5,397,352	5,380,441	5,356,261	5,362,623	5,361,458
Less: goodwill & other intangible assets	(289,087)	(288,292)	(287,593)	(286,908)	(286,228)	(285,559)
Tangible assets	5,272,004	5,109,060	5,092,848	5,069,353	5,076,395	5,075,899
Tangible equity to tangible assets	5.75%	5.88%	6.06%	6.27%	6.34%	6.33%

WesBanco

Non-GAAP Financial Measures
ROAA: Pre-tax, Pre-provision, Pre-TARP

	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4Q'10
Income before provision for income taxes	$ 5,079	$ 5,915	$ 8,780	$ 9,491	$ 9,503	$12,187
Provision for credit losses	16,200	14,353	11,500	11,675	11,778	9,625
Taxable equivalent adjustment	1,936	1,725	1,612	1,535	1,488	1,507
	23,215	21,993	21,892	22,701	22,769	23,319
Annualized	92,103	87,255	88,784	91,053	90,334	92,516
Average assets	5,662,081	5,493,445	5,414,341	5,437,010	5,422,181	5,394,837
ROAA	1.63%	1.59%	1.64%	1.67%	1.67%	1.71%

WesBanco

